File No. 812-14272

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF THE APPLICATION OF: ARES DYNAMIC CREDIT ALLOCATION FUND, INC., ARES MULTI-STRATEGY CREDIT FUND, INC. AND ARES CAPITAL MANAGEMENT II LLC	SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE 19b-1 THEREUNDER

PLEASE SEND ALL COMMUNICATIONS AND ORDERS REGARDING THIS APPLICATION TO:

Daniel J. Hall, Esq. Ares Dynamic Credit Allocation Fund, Inc. Ares Multi-Strategy Credit Fund, Inc. Ares Capital Management II LLC 2000 Avenue of the Stars, 12th Floor Los Angeles, California 90067	P. Jay Spinola, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019

Page 1 of 31 Sequentially Numbered Pages (including exhibits)

As filed with the Securities and Exchange Commission on January 13, 2015

TABLE OF CONTENTS

I.	INTRODUCTION		3

	A.	Summary of Application	3

II.	DESCRIPTION OF APPLICANTS		3

	A.	ARDC	3

	B.	ARMF	4

	C.	ACM	5

III.	RELIEF REQUESTED		5

IV.	REPRESENTATIONS OF APPLICANTS		6

V.	JUSTIFICATION FOR THE REQUESTED RELIEF		9

	A.	Receipt of the Order would serve stockholder interests	9

	B.	Each Fund’s stockholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving	10

	C.	Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to stockholders	11

	D.	Other concerns leading to adoption of Rule 19b-1 are not applicable	12

	E.	Further limitations of Rule 19b-1	13

	F.	General	15

VI.	APPLICANTS’ CONDITIONS		16

VII.	APPLICABLE PRECEDENT		23

VIII.	CONCLUSION		24

IX.	PROCEDURAL COMPLIANCE		25

	A.	Ares Capital Management II LLC	27

	B.	Ares Dynamic Credit Allocation Fund, Inc.	28

	C.	Ares Multi-Strategy Credit Fund, Inc.	29

I.                                        INTRODUCTION

A.            Summary of Application

Ares Dynamic Credit Allocation Fund, Inc. (“ARDC”), Ares Multi-Strategy Credit Fund, Inc. (“ARMF”), and Ares Capital Management II LLC, a Delaware limited liability company (“ACM”, and together with ARDC and ARMF, the “Applicants”), hereby submit this application for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) providing each of ARDC, ARMF and each other registered closed-end investment company advised or to be advised in the future by ACM or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the Act) with ACM (including any successor in interest(1)) (each such entity, including ACM, the “Adviser”), that in the future seeks to rely on the Order (such investment companies, together with ARDC and ARMF, are collectively referred to herein as the “Funds” and each separately as a “Fund”), an exemption from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder, as more fully set forth below (the “Application”).(2)

II.                                   DESCRIPTION OF APPLICANTS

A.            ARDC

ARDC is a non-diversified, closed-end management investment company registered under the Act.  The investment objective of ARDC is to provide an attractive level of total return, primarily through current income and, secondarily, through capital appreciation.  ARDC

(1)                                 A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

(2)                                 All existing registered closed-end investment companies that currently intend to rely on the Order have been named as Applicants. Any Fund that may rely on the Order in the future will comply with the terms and conditions of the Application.

intends to pursue this objective by investing primarily in a broad, dynamically managed portfolio of (i) secured loans made primarily to companies whose debt is rated below investment grade; (ii) corporate bonds that are expected to be primarily high yield issues rated below investment grade; (iii) other fixed-income instruments of a similar nature that may be represented by derivatives; and (iv) securities issued by entities commonly referred to, and referred to herein, as collateralized loan obligations.

ARDC was organized as a Maryland corporation on March 14, 2011 and its inception date was November 27, 2012.  ARDC’s shares of common stock are currently listed on the New York Stock Exchange, a national securities exchange as defined in section 2(a)(26) of the Act, and trade under the symbol “ARDC.”  ARDC and any other Fund may incur leverage through the issuance of preferred stock and debt securities, by entering into a credit agreement or otherwise as permitted by applicable law.  ARDC currently has no outstanding preferred stock and does not currently intend to issue any preferred stock, but may do so in the future.

B.            ARMF

ARMF is a non-diversified, closed-end management investment company registered under the Act.  The investment objective of ARMF is to seek an attractive risk-adjusted level of total return, primarily through current income and, secondarily, through capital appreciation.  ARMF intends to pursue this objective by investing primarily in a broad, dynamically managed portfolio of (i) secured loans made primarily to companies whose debt is rated below investment grade; (ii) corporate bonds that are expected to be primarily high yield issues rated below investment grade; (iii) other fixed-income instruments of a similar nature that may be represented by derivatives; and (iv) securities issued by entities commonly referred to, and referred to herein, as collateralized loan obligations.

ARMF was organized as a Maryland corporation on March 14, 2013 and its inception date was October 28, 2013.  ARMF’s shares of common stock are currently listed on the New York Stock Exchange, a national securities exchange as defined in section 2(a)(26) of the Act, and trade under the symbol “ARMF.”  ARMF and any other Fund may incur leverage through the issuance of preferred stock and debt securities, by entering into a credit agreement or otherwise as permitted by applicable law.  ARMF currently has no outstanding preferred stock and does not currently intend to issue any preferred stock, but may do so in the future.

C.            ACM

ACM is, and all other Advisers will be, registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), or exempt from such registration.  ACM acts as investment adviser to ARDC and ARMF and has responsibility for the implementation of the overall investment strategy of each of ARDC and ARMF.  Any subadviser to any Fund will be registered as an investment adviser under the Advisers Act or exempt from such registration.

ACM is an affiliate of Ares Management, L.P. (“Ares”).  ACM currently serves as the investment adviser to all of the closed-end investment companies in the Ares organization.  Founded in 1997, Ares is a global alternative asset manager and SEC-registered investment adviser with approximately $80 billion of assets under management as of September 30, 2014.

III.                              RELIEF REQUESTED

Section 19(b) of the Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986, as amended (the “Code”), more often than once every twelve months.  Rule 19b-1 under the Act provides that no registered investment company which is a “regulated investment company” as defined in Section

851 of the Code may make more than (i) one “capital gain dividend,” as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code plus (iii) one supplemental capital gain dividend pursuant to Section 855 of the Code (provided that it does not exceed 10% of the total amount distributed for the taxable year).

Applicants believe that Rule 19b-1 should be interpreted to permit a Fund to pay an unlimited number of distributions on its common and preferred stock (if any) so long as it makes the designation necessary under the Code and Rule 19b-1 to characterize those distributions as “capital gain dividends” restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from that designation over more than the permissible number of distributions.  However, to maintain certainty for the current distribution policies of ARDC and ARMF, and to obtain certainty for the distribution policies that may be adopted by a Fund in the future (each, a “Distribution Policy”), in the absence of such an interpretation, Applicants hereby request an order pursuant to Section 6(c) of the Act granting an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder.  The Order would permit each Fund to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) that include long-term capital gains as frequently as 12 times in any one taxable year in respect of its common stock and as often as specified by, or determined in accordance with the terms of, any preferred stock issued by the Fund.

IV.                               REPRESENTATIONS OF APPLICANTS

Prior to a Fund’s implementing a Distribution Policy in reliance on the Order, the board of directors (the “Board”) of each Fund seeking to rely on the Order, including a majority of the directors who are not interested persons of the Fund, as defined in Section 2(a)(19) of the Act (the “Independent Directors”), will request, and the Adviser will provide, such information as is reasonably necessary to make an informed determination of whether the Board should adopt a proposed Distribution Policy.  In particular, the Board and the Independent Directors will review information regarding (i) the purpose and terms of the Distribution Policy; (ii) the likely effects of the policy on such Fund’s long-term total return (in relation to market price and net asset value per share of common stock (“NAV”)); (iii) the expected relationship between the Fund’s distribution rate on its common stock under the policy and the Fund’s total return (in relation to NAV); (iv) whether the rate of distribution is anticipated to exceed the Fund’s expected total return in relation to its NAV; and (v) any foreseeable material effects of the policy on the Fund’s long-term total return (in relation to market price and NAV).  The Independent Directors will also consider what conflicts of interest the Adviser and the affiliated persons of the Adviser and the Fund might have with respect to the adoption or implementation of the Distribution Policy. Following this review, the Board, including the Independent Directors, of each Fund will, before adopting or implementing any Distribution Policy, make a determination that the Distribution Policy is consistent with the Fund’s investment objectives and in the best interests of the holders of the Fund’s common stock. The Distribution Policy will be consistent with a Fund’s policies and procedures and will be described in the Fund’s registration statement.

Prior to implementation of a Distribution Policy for any Fund pursuant to the Order requested by this Application, the Board of such Fund shall have adopted policies and procedures (“Section 19 Compliance Policies”) pursuant to Rule 38a-1 under the Act that:

(i)                                     are reasonably designed to ensure that all notices required to be sent to the Fund’s stockholders pursuant to Section 19(a) of the Act, Rule 19a-1 thereunder and condition 4 below (each a “19(a) Notice”) include the disclosure required by Rule 19a-1 and by condition 2(a) below, and that all other written communications by the Fund or its agents regarding distributions under the Distribution Policy include the disclosure required by condition 3(a) below; and

(ii)                                  require the Fund to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for the Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

The records of the actions of the Board of each Fund will summarize the basis for the Board’s approval of the Distribution Policy, including its consideration of the factors described above. These records will be maintained for a period of at least six years from the date of the applicable meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.

Generally, the purpose of a Distribution Policy will be to permit a Fund to distribute over the course of each year, through periodic distributions in relatively equal amounts (plus any required special distributions), an amount closely approximating the total taxable income of the Fund during the year and, if determined by the Board, all or a portion of returns of capital paid by portfolio companies to such Fund during the year.  Under the Distribution Policy of a Fund, such Fund would distribute periodically (as frequently as 12 times in any taxable year) to its respective common stockholders a fixed percentage of the market price of such Fund’s shares of common stock at a particular point in time or a fixed percentage of NAV at a particular time or a fixed amount per share of common stock, any of which may be adjusted from time to time.  It is anticipated that under a Distribution Policy, the minimum annual distribution rate with respect to such Fund’s shares of common stock would be independent of the Fund’s performance during any particular period but would be expected to correlate with the Fund’s performance over time.  Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of a Fund’s performance for the entire calendar year and to enable the Fund to comply with the distribution requirements of Subchapter M of the Code for the calendar year, each distribution on the Fund’s common stock would be at the stated rate then in effect.  The Board will periodically review the amount of potential distributions in light of the investment experience of the Fund, and may modify or terminate a Distribution Policy at any time.

V.                                    JUSTIFICATION FOR THE REQUESTED RELIEF

Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction from any provision of the Act or of any rule or regulation thereunder, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the Act and in the best interests of the Funds and their respective stockholders.

A.            Receipt of the Order would serve stockholder interests

Applicants believe that closed-end fund investors may prefer an investment vehicle that provides regular current income through fixed distribution policies that would be available through a Distribution Policy.  Allowing a Distribution Policy to operate in the manner described in this Application would help fill current investor demand and foster competition in the registered fund market.

An exemption from Rule 19b-1 would benefit stockholders in another way.  Common stock of closed-end funds often trade in the marketplace at a discount to their NAV.  Applicants believe that this discount may be reduced if the Funds are permitted to pay relatively frequent dividends on their common stock at a consistent rate, whether or not those dividends contain an element of long-term capital gains.  Any reduction in the discount at which Fund shares of common stock trade in the market would benefit the holders of the Fund’s common stock along with the Fund.

B.            Each Fund’s stockholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving

One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that stockholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income. (3)  However, Rule 19a-1 under the Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital). The same information will be included in each Fund’s annual report to stockholders and on its Internal Revenue Service (“IRS”) Form 1099-DIV, which will be sent to each common and preferred stockholder who received distributions during a particular year (including stockholders who have sold shares during the year).

In addition, each of the Funds will make the additional disclosures required by the conditions set forth in Part VI below, and each of them will adopt compliance policies and procedures in accordance with Rule 38a-1 under the Act to ensure that all required notices and disclosures are sent to stockholders.

The information required by Section 19(a), Rule 19a-1, the Distribution Policy, the Section 19 Compliance Policies, and the conditions listed below will help to ensure that each Fund’s stockholders are provided sufficient information to understand that their periodic

(3)                                 See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong. 2d Sess. 190-95 (1966) (the “Report”)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970).

distributions are not tied to the Fund’s net investment income (which for this purpose is the Fund’s taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return.  Accordingly, subjecting the Funds to Section 19(b) and Rule 19b-1 would afford stockholders no extra protection.  In addition, the Funds will undertake to request intermediaries, or their agent(s), to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding.  Such forwarding may occur in any manner permitted by statute, rule or order or by the staff of the Commission.

C.            Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to stockholders

Rule 19b-1, when applied to a Distribution Policy, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid:  inappropriate influence on portfolio management decisions.  Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gains at any time when purely investment considerations do not dictate doing so.  In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.

No purpose is served by the distortion in the normal operation of a periodic distribution plan required in order to comply with Rule 19b-1.  There is no reason or logic in requiring any

Fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the Fund’s stockholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates).  The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

The Order requested by Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

D.            Other concerns leading to adoption of Rule 19b-1 are not applicable

Another concern that led to the enactment of Section 19(b) of the Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend (“selling the dividend”), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor’s capital.  Applicants submit that this concern should not apply to closed-end investment companies, such as the Funds, that do not continuously distribute shares.  Furthermore, if the underlying concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

Applicants also submit that the “selling the dividend” concern is not applicable to preferred stock, which entitles a holder to no more than a specified periodic dividend and, like a debt security, is initially sold at a price based upon its liquidation preference, credit quality, dividend rate and frequency of payment.  Investors buy preferred stock for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred stock would be contrary to the expectation of investors.  In addition, current tax laws discourage the selling of dividends, by treating any loss realized by a stockholder on the sale of regulated investment company stock held for six months or less as a capital loss, to the extent of any long-term capital gains paid to such stockholder on such shares.

E.             Further limitations of Rule 19b-1

Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.

Applicants assert that by limiting the number of capital gain dividends that a Fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that Fund’s realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the Rule.  Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital(4) (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise would be available.  To distribute all of a Fund’s long-term capital gains within the limits in Rule 19b-1, a Fund may be required to make total distributions in excess of the annual amount called for by its

(4)                                 These would be returns of capital for financial accounting purposes and not for tax accounting purposes.

periodic distribution plan or to retain and pay taxes on the excess amount.  Applicants believe that the application of Rule 19b-1 to a Fund’s periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

Revenue Ruling 89-81(5) under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common stock and preferred stock outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year.  To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long-term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred stock dividends.  Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred stock to comply with Revenue Ruling 89-81.

The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred stock issued by a closed end fund.  Such distributions generally are either fixed or are determined in periodic auctions or remarketings or are periodically reset by reference to short term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains.  Applicants also submit that the “selling the dividend” concern is not applicable to preferred stock, which entitles a holder to no more than a periodic dividend at a fixed rate or the

(5)                                 1989-1 C.B. 226.

rate determined by the market, and, like a debt security, is priced based upon its liquidation value, dividend rate, credit quality, and frequency of payment.  Investors buy preferred stock for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

The proposed Order will assist the Funds in avoiding these Rule 19b-1 problems.

F.              General

The relief requested is that the Commission permit the Funds to make periodic distributions in respect of their common stock as frequently as twelve times in any one taxable year and in respect of their preferred stock as specified by or determined in accordance with the terms thereof.  Granting this relief would provide the Funds with flexibility in meeting investor interest in receiving more frequent distributions.  Implementation of the relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the “selling of dividends” problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

The potential issues under Rule 19b-1 are basically not relevant to distributions on preferred stock.  Not only are such distributions fixed or determined by the market rather than by reference to the performance of the issuer but also the long-term capital gain component is mandated by the IRS to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common stock and consequently the long-term gain component cannot even be known until the end of the fund’s fiscal year.  In these circumstances it would be very difficult for any of the potential abuses reflected in Rule 19b-1’s restrictions to occur.

In summary, Rule 19b-1, in the circumstances referred to above, is likely to distort the effective and proper functioning of a Fund’s Distribution Policy and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid.  These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of stockholders.

VI.                               APPLICANTS’ CONDITIONS

Applicants agree that, with respect to each Fund seeking to rely on the Order, the Order will be subject to each of the following conditions:

(1)                                 Compliance Review and Reporting:

The Fund’s chief compliance officer will:  (a) report to the Fund’s Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and its Adviser have complied with the conditions of the Order and (ii) a material compliance matter (as defined in Rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

(2)                                 Disclosures to Fund Stockholders:

(a)                                 Each 19(a) Notice disseminated to the holders of the Fund’s common stock, in addition to the information required by Section 19(a) and Rule 19a-1:

(i)                                     Will provide, in a tabular or graphical format:

1.                                      the amount of the distribution, on a per share of common stock basis, together with the amounts of such distribution amount, on a per share of common stock basis and as a percentage of such distribution amount, from estimated:  (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

2.                                      the fiscal year-to-date cumulative amount of distributions, on a per share of common stock basis, together with the amounts of such cumulative amount, on a per share of common stock basis and as a percentage of such cumulative amount of distributions, from estimated:  (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

3.                                      the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund’s history of operations is less than five years, the time period commencing immediately following the Fund’s first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

4.                                      the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

(ii)                                  Will include the following disclosure:

1.                                      “You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Distribution Policy.”;

2.                                      “The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital.  A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you.  A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income.’”;(6) and

3.                                      “The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes.  The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations.  The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution.

(b)                                 On the inside front cover of each report to stockholders under Rule 30e-1 under the Act, the Fund will:

(i)                                   describe the terms of the Distribution Policy (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

(ii)                                include the disclosure required by condition 2(a)(ii)(1) above;

(iii)                             state, if applicable, that the Distribution Policy provides that the Board may amend or terminate the Distribution Policy at any time without prior notice to Fund stockholders; and

(iv)                            describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Distribution Policy and any reasonably foreseeable consequences of such termination.

(c)                                  Each report provided to stockholders of a Fund under Rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund’s total return in relation to changes in

(6)                                 The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

NAV in the financial highlights table and in any discussion about the Fund’s total return.

(3)                                 Disclosure to Stockholders, Prospective Stockholders and Third-Parties:

(a)                               The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Distribution Policy or distributions under the Distribution Policy by the Fund, or agents that the Fund has authorized to make such communication on the Fund’s behalf, to any Fund common stockholder, prospective common stockholder or third-party information provider;

(b)                               The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and

(c)                                The Fund will post prominently a statement on its (or the Adviser’s) website containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and will maintain such information on such website for at least 24 months.

(4)                                 Delivery of 19(a) Notices to Beneficial Owners:

If a broker, dealer, bank or other person (“financial intermediary”) holds common stock issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund:  (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund’s stock held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary’s sending of the 19(a) Notice to each beneficial owner of the Fund’s stock; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

(5)                                 Additional Board Determinations for Funds Whose Common Stock Trades at a Premium:

If:

(a)                               The Fund’s common stock has traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund’s shares of common stock as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

(b)                               The Fund’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund’s average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

then:

(i)                                     At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board, including a majority of its Independent Directors:

1.                                      will request and evaluate, and the Fund’s Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Distribution Policy should be continued or continued after amendment;

2.                                      will determine whether continuation, or continuation after amendment, of the Distribution Policy is consistent with the Fund’s investment objective(s) and policies and is in the best interests of the Fund and its stockholders, after considering the information in condition 5(b)(i)(1) above; including, without limitation:

(a)                                 whether the Distribution Policy is accomplishing its purpose(s);

(b)                                 the reasonably foreseeable material effects of the Distribution Policy on the Fund’s long-term total return in relation to the market price and NAV of the Fund’s common stock; and

(c)                                  the Fund’s current distribution rate, as described in condition 5(b) above, compared with the Fund’s average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

3.                                      based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Distribution Policy; and

(ii)                                The Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Distribution Policy in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

(6)                                 Public Offerings:

The Fund will not make a public offering of the Fund’s common stock other than:

(a)                                 a rights offering below NAV to holders of the Fund’s common stock;

(b)                                 an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin off or reorganization of the Fund; or

(c)                                  an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:

(i)                                     the Fund’s annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date,(7) expressed as a percentage of NAV as of such date, is no more than 1 percentage point greater than the Fund’s average annual total return for the 5-year period ending on such date;(8) and

(ii)                                  the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with

(7)         If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund’s first public offering.

(8)         If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund’s first public offering.

respect to its shares of common stock as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding shares of preferred stock as such Fund may issue.

(7)                                 Amendments to Rule 19b-1:

The requested Order will expire on the effective date of any amendment to Rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as twelve times each year.

VII.                          APPLICABLE PRECEDENT

The Commission has recently granted relief substantially the same as that sought here to In the Matter of The Chile Fund, Inc., et al., Investment Company Act Release Nos. 29167 (March 2, 2010) (notice) and 29195 (March 30, 2010) (order); In the Matter of Lazard Global Total Return and Income Fund, Inc., et al., Investment Company Act Release Nos. 29331 (June 24, 2010) (notice) and 29344 (July 21, 2010) (order); In the Matter of Federated Enhanced Treasury Income Fund, et al., Investment Company Act Release Nos. 29341 (July 14, 2010) (notice) and 29379 (August 10, 2010) (order); In the Matter of Stone Harbor Emerging Markets Income Fund, et al., Investment Company Act Release Nos. 29791 (September 16, 2011) (notice) and 298834 (October 12, 2011) (order); In the Matter of Invesco Total Property Market Income Fund, et al., Investment Company Act Release Nos. 30055 (April 26, 2012) (notice) and 30069 (May 22, 2012) (order); In the Matter of Prudential Short Duration High Yield Fund, Inc. et al., Investment Company Act Release Nos. 30195 (September 5, 2012) (notice) and 30226 (October 2, 2012) (order); In the Matter of Royce Focus Trust, Inc. et al., Investment Company Act Release Nos. 30447 (April 4, 2013) (notice) and 30499 (April 30, 2013) (order);

Guggenheim Equal Weight Enhanced Equity Income Fund and Guggenheim Funds Investment Advisers, LLC, Investment Company Act Release Nos. 30780 (November 12, 2013) (notice) and 30822 (December 9, 2013) (order); Nuveen Real Estate Income Fund and Nuveen Fund Advisors, LLC, Investment Company Act Release Nos. 30883 (January 16, 2014) (notice) and 30913 (February 11, 2014) (order); The New Ireland Fund, Inc. and Kleinwort Benson Investors International Ltd., Investment Company Act Release Nos. 31185 (July 23, 2014) (notice) and 31216 (August 19, 2014) (order); H&Q Healthcare Investors, et al., Investment Company Act Release Nos. 31197 (August 5, 2014) (notice) and 31224 (August 27, 2014) (order); and Principal Real Estate Income Fund and ALPS Advisors, Inc., Investment Company Act Release Nos. 31290 (October 16, 2014) (notice) and 31334 (November 12, 2014) (order).

VIII.                     CONCLUSION

On the basis of the foregoing, Applicants respectfully request that the Commission enter an Order pursuant to Section 6(c) of the Act exempting the Funds from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit each Fund to make distributions on its common stock consisting in whole or in part of capital gain dividends as frequently as twelve times in any one taxable year so long as it complies with the conditions of the Order and maintains in effect a Distribution Policy with respect to its common stock as described in this Application. In addition, the Applicants request that the Order permit each Fund to make distributions on its preferred stock (if any) that it may issue in the future consisting in whole or in part of capital gain dividends as frequently as specified by or determined in accordance with the terms thereof.

IX.                              PROCEDURAL COMPLIANCE

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed to:

Daniel J. Hall, Esq.

Ares Dynamic Credit Allocation Fund, Inc.
Ares Multi-Strategy Credit Fund, Inc.

Ares Capital Management II LLC

2000 Avenue of the Stars, 12th Floor

Los Angeles, California 90067

With copies to:

P. Jay Spinola, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Applicants request that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing.  Applicants have attached as exhibits to this Application the verifications required by Rule 0-2(d).

AUTHORIZATION AND SIGNATURES

Pursuant to Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants.

A.            Ares Capital Management II LLC

Michael Weiner, Secretary of Ares Capital Management II LLC (“ACM”), is authorized to sign and file this document on behalf of ACM, as Adviser to Ares Dynamic Credit Allocation Fund, Inc. and Ares Multi-Strategy Credit Fund, Inc., pursuant to the following resolutions adopted by the Managing Member of ACM on January 29, 2014.

RESOLVED, that Michael Weiner and each other officer of the Company, with the assistance of counsel, be, and each of them individually hereby is, authorized and empowered to prepare, execute and file with the Securities and Exchange Commission in the name of and on behalf of the Company, an Application under Section 6(c) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), for an exemption from Section 19(b) and Rule 19b-1 of the Investment Company Act, and any and all exhibits and documents relating thereto, with such changes, additions, deletions and amendments as the officer or officers executing such application, on advice of counsel, may deem necessary or appropriate; and it is

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and empowered to do any and all other acts, in the name of the Company, as they, or any of them, may determine to be necessary, desirable, advisable or appropriate and proper in connection with or in furtherance of the foregoing resolution.

ARES CAPITAL MANAGEMENT II LLC

By:	/s/ Michael Weiner
Name:	Michael Weiner
Title:	Secretary
Dated:	January 13, 2015

B.            Ares Dynamic Credit Allocation Fund, Inc.

Daniel Hall, Secretary of Ares Dynamic Credit Allocation Fund, Inc. (the “Fund”), is authorized to sign and file this document on behalf of the Fund pursuant to the following resolutions adopted by the Board of Directors of the Fund on December 18, 2013:

RESOLVED, that the application (the “Application”) for an order pursuant to Section 6(c) of the 1940 Act for an exemption from Section 19(b) of the Act and rule 19b-1 thereunder to permit the Fund to make certain distributions of capital gains more often then permitted under rule 19b-1 be, and it hereby is, approved; and it is

FURTHER RESOLVED, that any officer of the Fund, on the advice of counsel or otherwise, may make such changes to the Application and execute and file the Application with the SEC and make such further changes and amendments to said Application in response to comments from the SEC and its staff and file such amended Applications as the officers of the Fund deem necessary or advisable to carry out the foregoing resolution; and it is

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and empowered to do any and all other acts, in the name of the Fund, as they, or any of them, may determine to be necessary, desirable, advisable or appropriate and proper in connection with or in furtherance of the foregoing resolutions.

ARES DYNAMIC CREDIT ALLOCATION FUND, INC.

By:	/s/ Daniel Hall
Name:	Daniel Hall
Title:	Secretary
Dated:	January 13, 2015

C.            Ares Multi-Strategy Credit Fund, Inc.

Daniel Hall, Secretary of Ares Multi-Strategy Credit Fund, Inc. (“ARMF” or a “Fund”), is authorized to sign and file this document on behalf of ARMF pursuant to the following resolutions adopted by the Board of Directors of ARMF on December 18, 2014:

RESOLVED, that the addition of ARMF to the application (the “Application”) for an order pursuant to Section 6(c) of the 1940 Act for an exemption from Section 19(b) of the Act and rule 19b-1 thereunder to permit the Funds to make certain distributions of capital gains more often then permitted under rule 19b-1 be, and it hereby is, approved; and it is

FURTHER RESOLVED, that any officer of ARMF, on the advice of counsel or otherwise, may make such changes to the Application and execute and file the Application with the SEC and make such further changes and amendments to said Application in response to comments from the SEC and its staff and file such amended Applications as the officers of the Fund deem necessary or advisable to carry out the foregoing resolution; and it is

FURTHER RESOLVED, that the officers of ARMF be, and each of them hereby is, authorized and empowered to do any and all other acts, in the name of ARMF, as they, or any of them, may determine to be necessary, desirable, advisable or appropriate and proper in connection with or in furtherance of the foregoing resolutions.

ARES MULTI-STRATEGY CREDIT FUND, INC.

By:	/s/ Daniel Hall
Name:	Daniel Hall
Title:	Secretary
Dated:	January 13, 2015

Verification of Application and Statement of Fact

State of California	)

) ss:

County of Los Angeles	)

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order for and on behalf of ARES CAPITAL MANAGEMENT II LLC; that he is the Secretary of such company; and that all actions taken by the managing member, directors or other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Michael Weiner
Name:	Michael Weiner
Title:	Secretary

Verification of Application and Statement of Fact

State of California	)

) ss:

County of Los Angeles	)

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order for and on behalf of each of ARES DYNAMIC CREDIT ALLOCATION FUND, INC. and ARES MULTI-STRATEGY CREDIT FUND, INC.; that he is the Secretary of each such company; and that all actions taken by the directors and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Daniel Hall
Name:	Daniel Hall
Title:	Secretary